UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___)
WiderThan Co., Ltd.

(Name of Subject Company)
WiderThan Co., Ltd.

(Names of Persons Filing Statement)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one
Common Share

(Title of Class of Securities)
Common Shares, par value (Won) 500 per share

(Title of Class of Securities)
967593 10 4

(CUSIP Number of Class of Securities)
WiderThan Americas, Inc.
11 West 42nd Street, 11th Floor
New York, New York 10036
Attention: Dan Nemo, General Counsel
(212) 391-6668

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Conference Call Transcript
RNWK — RealNetworks to Acquire WiderThan for $350 Million
Event Date/Time: Sep. 12. 2006 / 2:00PM PT

CORPORATE PARTICIPANTS
Michael Eggers
RealNetworks, Inc. — SVP and CFO
Rob Glaser
RealNetworks, Inc. — Chairman and CEO
S.J. Park
WiderThan Co., Ltd. — CEO
John Giamatteo
RealNetworks, Inc. — EVP Worldwide Products and Solutions and International Operations
Hoseok Kim
WiderThan Co., Ltd. — CFO
Vern Poyner
WiderThan Co., Ltd. — CEO WiderThan Americas
CONFERENCE CALL PARTICIPANTS
Jennifer Connelly
Goldman Sachs — Analyst
Aaron Kessler
Piper Jaffray — Analyst
Sterling Auty
JPMorgan — Analyst
Derrick Wood
Pacific Growth Equities — Analyst
Steven Frankel
Canaccord Adams — Analyst
Heath Terry
Credit Suisse First Boston — Analyst
Sasa Zorovic
Oppenheimer & Co. — Analyst
Kit Spring
Stifel Nicolaus — Analyst
Scott Kessler
Standard & Poor’s Equity — Analyst
John Bright
Avondale Partners — Analyst
PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by and welcome to this RealNetworks Conference Call. [OPERATOR INSTRUCTIONS.] As a reminder, this conference is being recorded today, Tuesday, September 12, 2006.
I would now like to turn the conference over Mr. Eggers. Please go ahead, Mr. Eggers.

Michael Eggers - RealNetworks, Inc. — SVP and CFO
Thank you, operator, and thank you everyone for joining us on our call today.
I’d like to note that there is a slide presentation that will accompany this call. For those of you calling in, the presentation is available for download from our website or, for those of you listening on the web, it will be integrated into our webcast. Both the slide presentation and webcast can be accessed from our website at http://investor.realnetworks.com.
As a reminder, during the course of this call we may make forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of RealNetworks, WiderThan’s, and their respective consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions.
All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory matters, any projections of earnings, revenues, synergies, accretions, margins, or other financial items relating to RealNetworks or WiderThan, the expected global market of Ringback Tones and Music on Demand, any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans, any statements of expectation or belief, and any statements of assumptions underlying any of the foregoing.
Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, WiderThan’s business or RealNetworks’ business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in RealNetworks’ and WiderThan’s Securities and Exchange Commission reports and other filings, including but not limited to the risks described in RealNetworks’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, and other reports filed after RealNetworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and WiderThan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. RealNetworks assumes no obligation and do not intend to update these forward-looking statements.
In this call, we will make reference to certain non-GAAP financial measures, including adjusted EBITDA. The reconciliation of this non-GAAP measure to the most directly comparable GAAP measure can be found in our press release, which was filed on EDGAR on Form 8-K, and is posted on our website, at www.realnetworks.com.company.press. The slides presented accompanying this conference call, as well as statements we make during this call are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy WiderThan’s common shares and American depository shares will only be made pursuant to an offer to purchase and related materials that RealNetworks intends to file with the Securities and Exchange Commission.
WiderThan’s stock holders and other investors should read the tender offer statement, the offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the tender offer. Once filed, WiderThan’s stockholders and other investors will be obtain copies of the tender offer statement on schedule TO, the Offer to Purchase and related documents without charge from the Securities and Exchange Commission through the Commission’s website at www.sec.gov.
Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Here with me on the call today at RealNetworks headquarters is Rob Glaser, Chairman and CEO of RealNetworks; Hoseok Kim, CFO of WiderThan; and joining us from Los Angeles at the CTIA conference is John Giamatteo, Executive Vice President of Worldwide Business Products and Services and International Operations of RealNetworks; S.J. Park, CEO of WiderThan; and Vern Poyner, CEO of WiderThan Americas.
I’d like to start of the call with a brief description of our announced acquisition of WiderThan and then turn things over to Rob and S.J. and John to talk about WiderThan’s business and what this acquisition means for RealNetworks. Today we are pleased to announce a definitive agreement under which RealNetworks will acquire WiderThan, a leading provider of integrated mobile music and entertainment solutions, through a cash tender offer for $17.05 per share, or approximately $350 million.
WiderThan has approximately $90 million of cash and cash equivalent resulting gin a net purchase price of approximately $260 million. At the end of our second quarter RealNetworks had cash, net of our debt, of approximately $669 million. As a result, the net purchase price of this acquisition represents less than 40% of our net cash at June 30th.

I’d also like to remind everyone that, in addition to our cash on hand, we expect to receive up to $185 million in additional payments related to our agreements with Microsoft through the first quarter of 2007.
Additionally, we expect this transaction to be completed during the first quarter of 2007 and we expect this acquisition to be accretive in 2007, excluding acquisition charges.
With that summary of the transaction, I’d now like to turn things over to Rob.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, thank you all and thank everyone for joining us. And I want to thank the group down in Los Angeles as well. I’m now on slide 5. And what we will do for those of you that are not following along on the internet, is we will say the slide numbers as John Giamatteo and I go through the presentation so that — to make it easier for you to follow along.
As you see here, our agenda for the rest of this is John — rather I and S.J. Park, the CEO of WiderThan, are going to make a few introductory comments. Then we’re going to have a discussion led by John Giamatteo explaining to the audience some information about WiderThan that we think is especially relevant for this audience, and hopefully you’ll get a sense of why we’ve gotten so excited about this joining forces.
Then I’ll take back the microphone and talk about that in more detail, where we see the opportunities for synergy and then we’ll open it up for Q&A for the audience to talk to either the three of us here in Seattle or the three participants that are live in Los Angeles.
Just where to start. We got to know the team at WiderThan over the past 5, 6 months. And it is really an outstanding team that has done an amazing job, first starting in Korea and then in the United States and North America, in pioneering amazing applications that are very much in and sort of consistent with the philosophy of the innovative products and services that RealNetworks has been developing and delivering for about a dozen years now. And so for us, the more we got to know each other, the better we liked the team at WiderThan and the more excited we got about he prospect of putting this together.
This is our first public-to-public transaction. It’s the largest acquisition we’ve done in our history. So, in terms of the amount of rigor that we put into looking into this and getting to know each other and figuring out all the dynamics. I think that it’s fair to say that we’ve taken this very, very seriously and very rigorously, and we couldn’t be more enthusiastic based on all of that. And I’ll have more to say about that later.
Now, I want to turn things over to S.J. Park, whose been outstanding to work with, for a few comments from his perspective. S.J.?
S.J. Park - WiderThan Co., Ltd. — CEO
Thank you for your kindness, Rob. On behalf of the 415 employees of WiderThan I want to tell you how excited we are to be joining the RealNetworks family. [Inaudible] WiderThan is a highly innovative company. WiderThan was founded in year 2000 and, since then, has pioneered a number of innovative entertainment solutions for the mobile platform such as the world’s first Ringback service and [inaudible] Music on Demand service such as Verizon’s VCast Music and [inaudible]. We look forward to collaborating with our new colleague at Real to deliver exciting [inaudible] to consumers around the world.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, thank you, S.J. for that. Now, let me turn things over to John Giamatteo, who’s starting on slide 6, will take you all through what our perspective on WiderThan and what we’ve learned during the last several months. John?
John Giamatteo - RealNetworks, Inc. — EVP Worldwide Products and Solutions and International Operations
Thanks, Rob. Good afternoon, everyone, and thanks for joining us today.
I’d like to take you on a little — through a little more detail on who WiderThan is and why we’re so excited about joining forces with them. So, we’re on slide 6 now.

WiderThan is a leading provider of Ringback Tones, Music on Demand and other mobile entertainment services. The Company has a broad carrier footprint, providing deeply integrated services to more than 50 wireless carriers in 25 countries, including SK Telecom in Korea, Verizon, T-Mobile, Sprint and Cingular in the U.S., RT Airtel in India, and Globe Telecom in the Philippines, to name a few.
WiderThan has a rich technology background and history of innovation, including helping SK Telecom launch one of the world’s first commercial Ringback Tone services, and a leading end-to-end mobile Music on Demand service. WiderThan has a long history of delivering strong financial results, with a high proportion of recurring revenues with scaleable margins. They achieved profitability in 2001 and have been incrementally profitable ever since.
Now, let me tell you a little bit more about this history, so please proceed to the next slide, 7.
The company was formed in Korea in 2000 and has a long-standing strategic relationship with SK Telecom. Korea is arguably the most advanced wireless market in the world, and the Company strategy has been to innovate and deploy services in Korea and then, upon consumer adoption, export those products globally.
Examples of these have been the Ringback Tone and Music on Demand services, which I said were initially launched in Korea and now successfully deployed around the world.
They successfully entered the U.S. market through the purchase of Ztango in 2004 and IPO’d on the NASDAQ in December of 2005.
They established a world-class team of over 470 employees, comprising of 290 in Korea, 150 in the U.S., and approximately 30 in the rest of the world. Most of these talented employees work within the carrier application services business. Next slide, please.
Carrier application services make up 69% of WiderThan’s total revenues. These revenues are inclusive of Ringback Tones, which have achieved 16.9 million subscribers to date; Music on Demand, with two Tier I carriers announced and many more to come; and their Inter-Carrier Messaging, which allows two-way messaging across SMS systems of mobile network operators.
Now, let me take you through Ringback Tones and Music on Demand in a little more detail. The next slide, please.
For those of you who haven’t experience Ringback Tones yet, let me provide just a brief description. When a caller initiates a call, the carrier directs the call to WiderThan’s servers which then plays music or speech that the receiver of the call has selected and the caller hears until the receiver picks up the call and is connected. This allows a subscriber to personalize their wireless service. A subscriber can set certain songs for particular callers or establish rules to play certain songs at certain times of the day, all of which help the subscriber express themselves through their wireless service.
Since Ringback Tones express the subscriber’s personality, the service has been self-marketing and has had a history of rapid uptake, especially since the service is network based and is not dependent on certain types of handsets.
WiderThan has proven the economics of Ringback Tones in Korea and uptake around the world has been encouraging. In fact, ABI estimates that the global Ringback Tone market will rise from $65 million in 2005 to $2.5 billion in 2009.
In terms of penetration rates, SK Telecom has achieved and maintained a penetration rate of approximately 43% of its subscriber base. The rest of the world is still in its infancy with a 6% average penetration. And based on a cross-section of analyst reports, we believe there is high growth potential in this area. Next slide, please.
Beyond Ringback Tones, we think the next growth engine in wireless entertainment will be Music on Demand. The global MOD market is poised for explosive growth and WiderThan is well positioned to exploit is.
ABI projects a $4.8 billion market over the next three years from the current $250 million. WiderThan’s first deployed carrier customer was SK Telecom in late 2004 and, by June 2006, SK Telecom’s Music on Demand service had over 770,000 paying monthly subscribers and over 5.7 million users.
Verizon recently launched their Music on Demand service, VCast Music, over WiderThan’s infrastructure in January 2006. Verizon Wireless recently announced that they now have a VCast Music catalog that boasts more than 1.3 million songs from thousands of artists from top labels and independent providers. Again, all over WiderThan’s robust infrastructure.

WiderThan and SK Telecom are but two of the key customers — Verizon and SK Telecom are two of the key customers of WiderThan. Next slide, please.
As I mentioned, WiderThan started the business with a close relationship with SK Telecom, and they’ve successfully diversified and expanded their customer base around the world and now have a tremendous opportunity to continue to grow by increasing usage of their current products and services among their existing carrier customer base, and through the introduction of new products.
In total, they serve more than 50 wireless carriers in over 25 countries. This is very impressive for a company who’s been operating for just over six years. Next slide, please.
WiderThan’s services, such as Ringback Tones Music on Demand and Messaging often reside in the critical call control path, so they must be completely reliable. This requires deep integration with their carrier partners’ networks and a high level of trust.
Building on that trust, they offer a closely aligned business model that scales. As carrier customers successfully grow their subscriber bases and usage of their products, WiderThan shares in this business success. Next slide, please.
We’re now on slide 13, WiderThan Financial Summary.
WiderThan, with its pioneering products has participated in the rapid growth associated with advanced wireless data services. The Company ended 2005 with $101.4 million in annual revenue, a 61% increase from 2004. For the first half of 2006, revenue were $61.9 million, an increase of 39% over the same period in 2005.
Furthermore, the Company’s revenues have grown at a 31% annualized cumulative annual growth rate over the past four years. We believe the Company’s business model is highly scalable. In fact, WiderThan has demonstrated significant improved operating income as their business has grown and scaled.
Adjusted net income, which excludes non-cash stock compensation expense, grew 69% in 2005 to $11.8 million. Adjusted net income has grown at an annualized cumulative annual growth rate of 84% since 2002. In addition, adjusted EBITDA grew 61% to $18.8 million in 2005. The Company’s operating margin in 2005 was approximately 15%. I think you’ll all agree WiderThan’s financial results are very compelling in their own right.
Now, let me pass things back to Rob, who will further expand upon our rationale for the acquisition and some of the synergies we expect to gain. Rob?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Thanks, John.
So, I think you probably have a sense of why this is a great company. What I’m going to try and do now is connect the great work that WiderThan’s been doing with the work that RealNetworks has been doing and talking about how we see the dots being connected.
And I do want to point out that the timing of this integration, of course, is subject to the completion of the tender offer. And as we had mentioned, that concludes we believe during the first quarter of 2007. So, what I’m going to describe now is the going forward strategy, as long as you put it in that sort of temporal context.
We think the combined companies have a great opportunity for a couple different kinds of synergy. The first is product synergy with mobile carriers worldwide. John talked in some sense of detail about the RBT and MOD work that WiderThan’s done.
We, in our technology products business, have increasingly been moving to a model of carrier services offerings. Probably the most visibly the work that we’ve done with Cingular powering their Cingular video. So, we have a robust functioning in the field Video on Demand end-to-end system that is in parallel, I would say, in function to the Music on Demand offering that WiderThan has already created and deployed, both in the U.S. and in Korea. So, there’s a very sort of a common approach and very complementary product areas there.

Where generally, we’ve done a lot of work over the last several years in the carrier space. There are well over 50 million handsets that have our Helix technology in them. We have I think close to 100 carriers that have deployed our technology.
So, we have a very fertile opportunity to go to mobile carriers around the world who have deployed our Helix technology and say, hey, we’ve got this really rich portfolio where we can offer end-to-end integrated services. We can offer technology. And then also, there’s a common heritage in games. We have our very successful PC games business that we’re moving into the mobile games area. WiderThan also has a set of mobile games. So, I think immediately we become a leading provider of a wide range of mobile entertainment services for carriers.
And I say mobile carriers here on this slide, on slide 14, but I think this extends not just to mobile carriers, but also to wireline carriers. For instance, what we’re doing with TelNex within Real and what we’ve done historically with Comcast. So, our view is that there’s an opportunity to broaden this mix of products, the geographic scope, and even the types of carriers that we engage in. And that’s sort of within the technology sort of approach, where we offer an end-to-end solution that’s technology-based, that gets marketed in an integrated way with carriers.
We also have a big presence — in fact, it still is the majority of our company — that’s focusing on delivering services directly to consumers. And probably the greatest area of synergy between the two entities as we join forces is in the music area. It’s clear that, at the end of the day, consumers want great music experiences in whatever mode of their wire, on their PC, on their portable MP3 player and on their mobile phone.
So, to be able to offer rich solutions that span those different devices, those different network architectures, those different methods of media delivery, we think is very, very valuable. Clearly, this is something that plays out over time because we work closely with the carrier partners to deliver forms of our solutions that they like.
There’s a common sort of approach. We support the Microsoft Windows Media DRM as one of our DRMs. That’s the DRM that’s been used, for instance, in Verizon VCast Music. So, there’s a lot of complementarity in the technology, as well as a lot of innovative end-to-end music technology that we’ve been developing here at Real for many years.
So, that’s one of these areas where there’s a lot of sort of integration planning to doing around product plans, bringing partners in. So, it plays out more over time but we see great opportunity for synergy there.
And then the final point, which I think is — I talked to a little bit in my initial comments, but I think it’s very important to stay focused on that. The cultures we believe are very compatible. And they’re very — they are geographically different. We have operations in many countries around the world, but we have not historically had a large operation in Korea. And of course, the majority, about two-thirds of the staff, of WiderThan are based in Korea.
But, when we sit down — sat down — when our CTO sat down with WiderThan’s CTO, when our product teams sat down together, we found that there was a common heartbeat, a common pulse and a common approach.
Indeed, turning to slide 15, and I certainly don’t intend to read all of these things. But, if you look at our Company’s nearly 12-year history and WiderThan’s 6-year history, you can see a common theme of delivering innovative solutions, often first to market, and delivering them in the case of Real, either direct to consumers or with carrier partners. In the case of WiderThan, their focus has been with carrier partners, but a similar kind of focus on end-to-end excellence.
So, it’s both about creating technology and delivering it in a form whereby creating an end-to-end solution, that technology manifests itself in a great experience for consumers.
Going to slide 16, we see this complementarity on both the geographic level and on our lines of business. One of the things that people have asked us who follow Real Networks is, well, you’re this technology business. What is the growth strategy for that business? And we’ve said one of our primary strategies is carrier services. This turbo-charges carrier service to now being absolutely a core business for the combined entity.
You’re looking at a combined company that, based on current run rate, is about $0.5 billion in revenue, so that’s clearly up to a level of scale in a critical mass that, frankly, it benefits our customers, benefits our ability to continue to drive R&D efforts, and allows us to cross-fertilize between our consumer facing efforts and carrier efforts, where we partner with carriers to deliver solutions to consumers.
So, to really to summarize, and then in a minute or two we’ll open this up for questions, the acquisition we’ve set in motion today with a definitive agreement for $350 million. We think the companies are a great fit. And the synergy opportunities on the product side, on the technology side and on the marketing and customer facing side are truly outstanding.

So, I know I speak for the whole senior team here at Real that we are looking forward to beginning integration planning immediately, and then integration as soon as we achieve that phase with our new colleagues at WiderThan. To our colleagues around the world in WiderThan who are in the future, we believe, going to join us within the integrated company, welcome.
And with that, operator, let’s open things up for questions.
QUESTION AND ANSWER
Operator
Thank you. [OPERATOR INSTRUCTIONS.] Anthony Noto with Goldman Sachs.
Jennifer Connelly - Goldman Sachs — Analyst
Hi. This is actually Jennifer Connelly in for Anthony. Just with respect to WiderThan’s customers, is there any sort of customer concentration risk that you have? Can you talk about percentage of your revenues that’s generated by SK Telecom or Verizon? And is there any change of control provision in the contract?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, I will let Hoseok, the WiderThan [CO] speak to the percentage that’s most recently been announced. But, I would point out that one of the values of our joining forces is you take a company where there was a — in the case of WiderThan, 100 million or a forecast this year to be doing 127 or 132. And they’ve done an outstanding job of diversifying away. But, what you ended up here is, on an exit basis, where the concentration ends up being less than 20% of the combined company. So clearly, one of the advantages of this transaction is the diversification across the board.
I will also further say that you notice there’s an SK Telecom quote in the press release that we put out. We have spent a lot of time meeting with and spending time with the team at SK Telecom to both understand the nature of the relationship between SK Telecom and WiderThan, and also to develop our own nascent, but I think burgeoning relationship with the key executives at SK Telecom. And we view that as something that was extremely important for all three sides to understand and feel good about. And I think we feel very, very good about where that stands.
Hoseok, do you want to speak to the concentration question from a WiderThan standpoint?
Hoseok Kim - WiderThan Co., Ltd. — CFO
Sure. WiderThan has various strategy relations with SK Telecom since our incorporation. So, during the second quarter year 2006, we have about 62% of the revenue from SK Telecom. But as I mentioned, we have a very structured relationship with SK Telecom since our incorporation. So, we believe that with [inaudible] that our relationship with SK Telecom will not be changed. And even further, we believe that because of synergy we can bring to the SK Telecom our relationship with SK Telecom will be deepened going forward.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Next question, operator.
Operator
Paul Bieber with Piper Jaffray.

Aaron Kessler - Piper Jaffray — Analyst
Hi. It’s Aaron Kessler. A couple of questions. One, has WiderThan seen any regulatory issues in the past? A couple of the wireless services companies, especially in the Asia area, have seen regulatory issues. Also, has there been any gross margin contraction? That’s also been an issue that we’ve seen recently with some of those companies as well. Thank you.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
I’ll — let me pass things back again to Hoseok. But just to be clear, the main part of WiderThan’s business is in Korea. And my perception is that most of the issues that we’ve seen in the wireless sector have been in China, which is not an area that WiderThan has substantial exposure to.
So with that, Hoseok, why don’t you speak to what you’ve said previously about margin compression and other dynamics within WiderThan’s business in Asia.
Hoseok Kim - WiderThan Co., Ltd. — CFO
You mean the margin compression in Asia?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Yes. Yes.
Hoseok Kim - WiderThan Co., Ltd. — CFO
Actually, from the historic perspective, our margin has been increasing continuously. Because our focus in the carrier [inaudible] services, which brings the scalability and the record revenue to us. And then we brought that structures with the Ringback Tone first in year 2002. And then in year 2004 we introduced Music on Demand. Both services are carrier [inaudible] services which are recording as scaleable. And then we believe that, because of introduction of those carrier [inaudible] services, we believe that our gross margin will be keep expanded going forward.
Michael Eggers - RealNetworks, Inc. — SVP and CFO
Next question, Operator.
Operator
Sterling Auty with JPMorgan.
Sterling Auty - JPMorgan — Analyst
Yes. Thanks, guys. I was also wondering about the other relationships that WiderThan has, specifically with VeriSign on the inter-carrier messaging. And if there’s any change of control or if that — if you’ve reached out to VeriSign, as well as is there any breakup fee with the deal?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
On the breakup fee, Michael, why don’t you speak to that. And then if we have Vern Poyner on the line in L.A., maybe Vern can speak to some of the U.S. operations. So, go ahead.

Michael Eggers - RealNetworks, Inc. — SVP and CFO
Oh, in terms of the breakup fee, we aren’t disclosing any specifics around the transaction today. We’ll be filing our tender offer documents through the standard SEC public filings in the coming days. And so, that will have the information investors need for understanding the transaction better.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
We did say in our press release that already 44% of the shares have been tendered. So, we feel very good about this transaction and have worked very rigorously, methodically, to put together all the right structures that are appropriate for a Korean company that’s listed on the NASDAQ and that has the set of operational dynamics that it does.
With regard to the inter-carrier messaging business, I don’t know, Hoseok or Vern, if you want to speak to that?
Vern Poyner - WiderThan Co., Ltd. — CEO WiderThan Americas
Yes. As long as I know, we don’t have any kind of restriction because of this acquisition.
Michael Eggers - RealNetworks, Inc. — SVP and CFO
Next question, operator.
Operator
Derrick Wood with Pacific Growth Equities.
Derrick Wood - Pacific Growth Equities — Analyst
Hi. I had a question on the competitive landscape going forward. You know, WiderThan has strong relationships with Verizon, T-Mobile in the Ringback Tone and I think Cingular and Sprint in the SMS market. And you guys have Cingular and Sprint as well. How do you think this changes your competitive positioning as you have a pretty good foothold into the wireless market? And then also, can you just give us a timeline of what’s needed on the integration of the products and when you think they’ll be fully integrated? Thanks.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, I’ll take a shot at the first part of the question and then I’ll — the integration. And obviously, it’ll be a timeline question that maybe Michael can speak to from a security standpoint, because obviously we can’t fully integrate until the tender offer’s completed.
In terms of the carrier position, it was really like serendipity that we found out that the carriers that we have the closest relationship with are Cingular and Sprint, and we found out that the carriers in the U.S. that WiderThan has close relationships are Verizon and T-Mobile. So, wow. We’ve got two of the top four and they’ve have two of the top four. I mean, how wonderful is that?
We take each of these relationships very seriously, which is to say we don’t take anything for granted. We firewall all information that is customer-specific. We work hard to be an excellent service provider.
It’s a kind of thing where each of the carriers benefits from the economies of scale of having great technology that gets created and that can be amortized over a large base of carriers.
So, we think that there’s clearly a geographic synergy there because these products are created and there’s significant R&D put into them that gets amortized around the world. And that happens in the geographic sectors as well. And we hold the belief that this provides opportunity for us to provide additional services into both the carriers that Real historically had close relationships with, and the carriers that WiderThan had historically relationships with.

But, I think it’s fair to say that we’re announcing this in concurrence with the CTIA show in Los Angeles where we’re just starting to have customer outreach, literally. It’s a public-to-public thing so we couldn’t have a conversation with customers in advance of this. And in the days and weeks ahead, hopefully we’ll do a rigorous thorough job of communicating with the customers.
Michael, do you want to speak to the integration question vis-Ã -vis timeline?
Michael Eggers - RealNetworks, Inc. — SVP and CFO
Sure. I’ll talk about the integration a little bit. So, until the tender offer closes, we will be continuing to operate as two independent companies. Of course, that being said, in anticipation of the tender offer closing, we will be thinking about as we set forth our strategy and our plans how that comes into play.
But at this point, we anticipate that the tender offer will close sometime in the first quarter of 2007. At that point then, of courser, full integration planning will take effect.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Next question, operator.
Operator
Steven Frankel with Canaccord Adams.
Steven Frankel - Canaccord Adams — Analyst
I’m going to try to sneak two questions in there. One is, could you describe who the chief competitor is in Ringback and second, for Michael, is the deal likely to be dilutive in the initial quarter and then accretive in total for the year, or do you think it’ll be accretive beginning in that second quarter, assuming you close in Q1?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Michael, why don’t you take the second one and then I think probably a combination of Hoseok and John and I can talk about he competitive issues.
Michael Eggers - RealNetworks, Inc. — SVP and CFO
Sure. In terms of the accretion standpoint, we — our anticipation is it will be accretive excluding the acquisition charges from the point of the acquisition going forward. So, that accretion statement is indicated to be from the time that the deal closes going forward.
Hoseok Kim - WiderThan Co., Ltd. — CFO
In terms of the competitive landscape in the Ringback Tone, actually, there are several system providers, Ringback Tone system providers. But what you’re providing is not just systems, but we are providing end-to-end solution from the system to system operations. So, in terms of the providing end-to-end solutions, we are very unique in the Ringback Tone position in this market.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Yes. I would just add — and John may have a word to add about this in terms of the work that we’ve seen with carriers — we have no single competitor that we know of that offers the range of products and services to mobile carriers in the music and audio and video area that we will offer, the combined companies will offer. So, we think that’s a source of potential competitive advantage.

But my experience with this is always, you’ve got to win in the trenches with the individual products and services and then, if you have an opportunity to offer combined products and services. For instance, imagine that it would be a really cool thing to have the playlist that you set and have your — whatever song is your new song that you buy on your MP3 player, all of a sudden you have an option of having that become your Ringback Tone.
So, there’s lot of opportunities for synergy that you could see that comes from the mix of portfolio that we have. But, until we integrate and then start rolling those out, that’s more sort of conceptual in nature than three months from now we add that feature and here it is.
Now Vern — I understand Vern Poyner, the CO of WiderThan Americas has just joined us. Do you want to speak to the question that’s come up about the competitive dynamics in the U.S. market?
John Giamatteo - RealNetworks, Inc. — EVP Worldwide Products and Solutions and International Operations
Rob, just because of the logistics of the room here, we’re having some trouble with the phone by Vern. So, he couldn’t quite hear the question around, but let me just repeat it real quickly.
Around competitive dynamics, Vern, what we feel just some of the landscape and some of our differentiations might be as a result of all the assets that WiderThan brings to the table.
Vern Poyner - WiderThan Co., Ltd. — CEO WiderThan Americas
Okay. I think from a combined company perspective, we really broaden out what we can bring to the carrier space. I mean with the — WiderThan has a strong history with ASP and Ringback Tone and master tracks and Music on Demand. And with the RealNetworks expertise around games and the handset clients and the consumer side, we really believe that we’re broadening greatly our assets and our products and services that we can take to our existing customer base and new customers.
John Giamatteo - RealNetworks, Inc. — EVP Worldwide Products and Solutions and International Operations
And the other area that we feel pretty bullish about in terms of our joining forces from a geographic coverage, I think the WiderThan team’s done a phenomenal job establishing strong leadership in North America. We’ve got a pretty strong presence in Europe. And taking really the best of both companies and expanding that out across the world is just another area of synergy that we’re looking forward to benefiting from.
Vern Poyner - WiderThan Co., Ltd. — CEO WiderThan Americas
Right. And I would add to that the Asia presence I think from WiderThan is very strong. And then we’re also at WiderThan very excited about the Video on Demand services that will actually give us another broadening of our offerings to the market.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Next question, operator.
Operator
Heath Terry from Credit Suisse.
Heath Terry - Credit Suisse First Boston — Analyst
Great. Just one little logistics question. Which of your reporting segments do you expect the business to fall into? And then if you could also talk a little bit about what you think the market is going to grow at for this over the next few years that would be really helpful.

Michael Eggers - RealNetworks, Inc. — SVP and CFO
Sure. I’ll go ahead and take that first question, and then I think Rob had some information on that that I’ll let him address in terms of where we see this market going based on some data.
In terms of the reporting segment, we are obviously in combination going to look at how we do our reporting forward. I would say, though, that this is most similar to what we think of as our technology products and solutions segment today. And because, as you think about the carrier relationships that they have and the relationships that we have with Cingular from a carrier standpoint, those are classified in our technology products and services segment. And as you think about the top line revenue, there’s — it seems to be the most likely fit with the top line in our technology products and solutions segment.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
With regard to the growth — and some of this information is in our press release. I think probably most of this is. We’re focusing on the Ringback Tone market and the Music on Demand market. In the case of the Music on Demand market, the ABI research suggests that the kicker will be 109%. And ABI’s data on RBT shows over a four year basis a kicker from 2005 to 2009 of 149%. Those are very tall numbers for category kickers.
And the reason that I think that these are — let’s say they’re wrong by a factor of 2, where there’s just no growth markets. In Korea, the [inaudible] market has 43% penetration of consumers. And even if you say, wow, it must have been marketed really well and it’s a demographic that loves using new technologies and early adopters, in the U.S., the penetration’s like 5%.
So, okay, what do you think it’s going to go to in a year? Do you think it’s going to go to 20%? Well, that’s a 4x of what it is today even though it’s less than half of Korea. You think it’s going to go to 30%? That’s a 6x. Even come to 15% that’s still a 3x.
So, you look at data like that and you say, wow, this is an outstanding opportunity. And that certainly is what we saw. I know it’s what our colleagues and incoming partners at WiderThan feel. And it’s a major part of the thesis as to why we’re here today.
With that, I thin next question, operator.
Operator
Sasa Zorovic with Oppenheimer.
Sasa Zorovic - Oppenheimer & Co. — Analyst
Thank you. So, my question would be primarily around what is your plan to do — sort of operationalize the integration of the tow companies. So, RealNetworks hasn’t really done acquisition of this size really in the past. And you did say that they were going to — you would sort of have it sort of run somewhat separately. But then, where — how are you — is all the management going to sort of stay in Korea versus the U.S.? Are you going to ultimately have it really all done under one management here? What are really going to be the steps that you take in order to make sure that it all kind of works out smoothly and the opportunities are captured here without hiccups occurring along the way?
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well first, let me talk about the process, how we got here today. We have had a lot of effort over the past four or five months for these two teams to get to know each other. I’ve had the opportunity to go to Korea. John, who’s on the phone, has been four time. [Syd Forellis], our head of HR has been three times. Several of the WiderThan executives have visited with us in various locations around the world as well. We’ve had teams out at the major WiderThan U.S. operations in Virginia and New York. It turns out WiderThan also has an operation in Seattle. That one has been easy to visit at.
So, I think we have put together a very rigorous process to get to know each other and to create integration planning that is appropriate for this stage in discussions. We have reached agreements with all the key leaders of the operations in both the United States and Seoul that we sought to.

So, we have an excellent foundation for integration planning and a high level of confidence that we won’t skip a beat, day one. It is our intent to keep the teams intact in their current locations and to keep the missions as they are.
I think that the other point I would say is while this is by significant level — the most significant acquisition we’ve done in terms of the number of people, in terms of income and revenue, a ratio of their revenue to our revenue, we have tried to learn from acquisitions that we’ve done. For instance, when we did our Zylom acquisition, which we did earlier this year, we actually took the mission of our PC Games business in Europe and put that team in charge of it. So, Rutger Peters, the former CEO of Zylom, is the head of our PC Games business across all of Europe. So, we’ve taken a very integrated approach to how we pull teams together.
I also draw great comfort from how WiderThan joined forces with a company called Ztango two years ago. The reason that WiderThan has such great success in the U.S. is in no small part because they did an excellent job of integrating that together. That’s how Vern, who’s on this call, joined forces with WiderThan.
And so, these are two organizations that have had good experiences in geographically disparate integrations, have demonstrated an ability to be international, to be thoughtful and rigorous about that. This is not a — the old sort of computer associate style neutron bomb type of acquisition, if you remember that. This is the opposite. We’ve got great teams. We intend to keep the teams in place. We intend to have them keep doing what we’re doing and we intend to drive the synergy from driving more top line.
Next question.
Operator
Kit Spring with Stifel Nicolaus.
Kit Spring - Stifel Nicolaus — Analyst
Hi, guys. Congratulations. First, can you talk a little bit about the sustainability of revenues from some of the larger clients? Is there any risk of them doing some of these services themselves as opposed to outsourcing it to you guys? And then if Michael could talk about how you look at return on investment on the acquisition. Thanks.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
I think on the first one, why don’t we start with Vern and Hoseok on that and then we’ll add some — John and I might add some thoughts on that. Because those guys have done a great job of building long-term win/win relationships with carriers where the revenue scales for both the carrier and for WiderThan.
Vern, Hoseok, you want to take the first half of that?
Vern Poyner - WiderThan Co., Ltd. — CEO WiderThan Americas
From our perspective, a lot of these relationships were built over several years through a series of implementations that were fairly complex. And a lot of trust has been built up.
So, we feel that with that work that we do, we get sort of in a very strategic position with our clients and we are sort of jointly planning the next releases of the applications and the roadmaps go out for many months. So, we feel very tightly integrated. We have a lot of trust built up.
So in that regard, I would expect that with this combination we’ll be able to bring more innovation and a wider portfolio of services that will let us continue and strengthen that path that we’re on with our existing clients.

Hoseok Kim - WiderThan Co., Ltd. — CFO
Yes. I think on Terry’s comments — Terry’s comment, what we are providing is not just a commodity system solutions. What we’re providing is the operation know how and the knowledge we are accumulating in Korea so that the carriers’ increasing their [inaudible] not the savings and costs.
So, as long as we are providing the expertise and knowledge and operation know how to carriers, we don’t see the [inaudible] margin, or we don’t think we have a sustainability issues going forward.
Michael Eggers - RealNetworks, Inc. — SVP and CFO
And then I’ll go ahead and take the question on return on investment.
So, we think this acquisition is a great value for both WiderThan and RealNetworks shareholders. To reiterate, the first half revenue for WiderThan of ‘06 was $61.9 million, which has been on a great growth trajectory. Their EBITDA for the first six months was $14.2 million. That’s also been on a very nice growth trajectory where they’ve been expanding their margins.
So, at the end of the day, we feel that this will provide good long term value to our shareholders and we think that, in terms of the use of our capital, it really matches what we’ve been saying all along since we had these [inaudible] for Microsoft in terms of looking at ways to deploy our balance sheet and maximize shareholder return in that the acquisition meets a number of the thresholds that we really look for in terms of it expands our geographic footprint. It gets us very deep into Asia. It allows us to cross-leverage some of our partners and relationships. And also, it is an accretive acquisition, excluding acquisition charges.
So from those perspectives, we think this is a great investment for RealNetworks shareholders. WE think it’s a great deal for WiderThan shareholders.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
And as I recall, there was one — some analyst, I forgot who, who put out a note last week saying he was skeptical we were going to do a big acquisition. So I guess there you go.
Next question, operator.
Operator
Scott Kessler with Standard & Poor’s Equity.
Scott Kessler - Standard & Poor’s Equity — Analyst
Hi, thanks a lot. Two quick questions. Can you talk about any cost synergies that you’re thinking about relative to this transaction? I understand that you guys are looking more at a growth structure. But on the other hand, it’s pretty obvious that WiderThan is strength in Asia. RealNetworks has strong positioning in Europe. Perhaps there are some cost synergies to be had from that perspective.
My second question is what have you guys at RealNetworks done to insure that WiderThan’s management team is going to remain with RealNetworks after the deal is completed? Thanks a lot.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, I will say I’m going to take the third one first. Our head of HR, Syd Forellis, didn’t just go take — spend three trips in Korea because he like Korean barbecue, although I think he’s actually gotten to where he likes it a lot. And the hospitality of our colleagues in Seoul has been phenomenal.

We put an extraordinary amount of care and rigor into the process of building relationships with the current WiderThan team that, without going into specific confidential employment discussions, we feel very, very good about the continuity and the leadership going forward in both the United States and in Asia.
In terms of your question about synergy in Europe, WiderThan has a very, very small operation in Europe, whereas RealNetworks has 180 people in Europe, plus or minus. I think WiderThan has three. So, it’s not the case that there’s — five, I’m sorry. It’s not the case that there’s a huge organization in Europe that just generated 1% of the revenue. They were really just getting off the ground in Europe.
So a lot — this is a case where we looked rigorously, and Michael will speak to the areas like G&A. But in general, this is a case where it’s like missing — it’s like a different piece of the jigsaw puzzle. And so you don’t look and you say, wow, those are redundant operations. In fact, quite the opposite. You say, wow, it’s almost — it’s very surprising how complementary and synergies and non-overlapping the operation and areas of strength are.
Now Michael, you want to speak to the areas where we’re going to be looking for cost synergies that — just to specific pinpoint a couple?
Michael Eggers - RealNetworks, Inc. — SVP and CFO
Sure. And also to follow on some of your comments, Rob. I want to reiterate that we do expect to maintain the employee base today as it exists. So, as we think about cost synergies, it’s some of those areas that Rob mentioned in terms of leveraging each other’s footprints across the geographies.
And additionally, it’s becoming more and more expensive for companies these days to become and remain public companies with all the regulatory requirements on them. And so, we’ve obviously been through our Sarbanes-Oxley requirements as an example, and so we think we can get some leverage there by the combination of the two companies that much of our regulatory costs will be minimized. We won’t, of course, have a 100% reduction of costs, but we do think we’ll have some savings there in the G&A functions, and specifically in some of the regulatory areas.
Rob Glaser - RealNetworks, Inc. — Chairman and CEO
So, I think we’ve got time for one more question. I know we’ve got an event that we’re going to be doing out at CTIA in a few minutes. So operator, will take the final question, please?
Operator
And our final question today is coming from John Bright with Avondale Partners.
John Bright - Avondale Partners — Analyst
Thank you. S.J., Hoseok, Vern, I guess as well, one question would be why now? How long have the talks been going on and what really made the transaction come together today?
S.J. Park - WiderThan Co., Ltd. — CEO
Actually, these talks has been six months. The reason why WiderThan decides to be acquired by RealNetworks is combining WiderThan and then RealNetworks will bring the very strong long-term growth and [inaudible] together. That’s why we decided to get together. And also, the WiderThan is very focused on the mobile side. And then also the RealNetworks is focused on the consumer brand the website. And then combined those two together we believe that we can bring the great ability to our shareholders in long-term perspective.
Hoseok Kim - WiderThan Co., Ltd. — CFO
This is Hoseok. I say we believe that both companies are market leaders will [inaudible] tremendous benefit to not only the client, also the shareholders. So we believe that is right thing for moving, more particularly for getting [inaudible].

Rob Glaser - RealNetworks, Inc. — Chairman and CEO
Well, so I think that covers it today. I want to thank you all for getting on this call on the short notice that we could establish. WE could not be more excited about this. And for those of you that we don’t get a chance to talk with again or not personally, we’ll obviously have a lot more to say about this at our regular quarterly earnings call. Of course, because WiderThan will continue to be a public company, they’ll do their customary earnings calls between now and the time we complete he tender offer. So, there’ll be more opportunities for us to talk.
I want to thank everybody — and just a final word. I want to thank the leadership of both teams who worked hard together over the last five, six months to pull this day together. And this is a very proud day in history for our company and I believe for both companies. And I want to thank everybody on both sides for their incredibly hard work, high commitment and great efforts to get us here today and look forward to an even more glorious future. Thanks a lot.
S.J. Park - WiderThan Co., Ltd. — CEO
Thanks, everybody.
Operator
This concludes this RealNetworks conference call. You may access the replay of this conference call on the RealNetworks’ website at http://investors.realnetworks.com. Thank you for your time and we appreciate your interests in RealNetworks.
THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY WIDERTHAN COMMON SHARES AND AMERICAN DEPOSITARY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT REALNETWORKS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. ONCE FILED, WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO’, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.
Forward-Looking Statements
This transcript contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of RealNetworks, WiderThan and their respective consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues, synergies, accretion, margins or other financial items relating to WiderThan or RealNetworks; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, WiderThan’s business or RealNetwork’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in RealNetwork’s and WiderThan’s Securities and Exchange Commission reports and other filings, including but not limited to the risks described in RealNetwork’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 and other reports filed after RealNetwork’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and WiderThan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. RealNetworks and WiderThan assume no obligation and do not intend to update these forward-looking statements.